UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2021

THE MIDDLEBY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973	36-3352497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Toastmaster Drive, Elgin, Illinois	60120
(Address of Principal Executive Offices)	(Zip Code)

(847) 741-3300

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities	registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	MIDD	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On July 6, 2021, The Middleby Corporation, a Delaware corporation (“Middleby”), issued a press release, a copy of which is funished as Exhibit 99.1 hereto.

The information contained in this Item 8.01, including Exhibit 99.1, is furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed “filed” with the Securities and Exchange Commission (the “SEC”) for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or under the Exchange Act, whether made before or after the date hereof, except as may be expressly set forth by specific reference in such filing to this Item 8.01 of this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

99.1	Press Release, dated July 6, 2021, issued by The Middleby Corporation

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties which could cause Middleby’s actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, risks related to Middleby’s proposed acquisition of Welbilt, Inc., a Delaware corporation (“Welbilt”), including the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s filings with the SEC, which include its Annual Report on Form 10-K for the fiscal year ended January 2, 2021, its Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2021 and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transaction with Welbilt. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s Annual Report on Form 10-K and in other filings. The forward-looking statements included in this presentation are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Middleby has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-256653) that includes a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. The registration statement was declared effective by the SEC on June 11, 2021, and the joint proxy statement/prospectus was mailed or otherwise disseminated to shareholders of Middleby and Welbilt. Middleby has also filed and plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Middleby through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on Middleby’s website at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at (847) 741-3300.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MIDDLEBY CORPORATION

Dated: July 6, 2021	By:	/s/ Bryan E. Mittelman
Bryan E. Mittelman
Chief Financial Officer

Exhibit 99.1

1400 Toastmaster Drive, Elgin, Illinois 60120 | (847) 741-3300    www.middleby.com

Middleby Releases Updated Q2 and FY2021 Management Forecast;

Reiterates Conviction Behind Superiority of Agreed Transaction with Welbilt

Elgin Ill. (July 6, 2021) – The Middleby Corporation (“Middleby” NASDAQ: MIDD) today is releasing its current Q2 2021 and fiscal year 2021 forecast, well ahead of prior management forecasts and current consensus estimates. We are updating our internal estimates in light of continued strong year-to-date performance and based on the visibility that we have into orders, backlog and other leading indicators. Middleby is benefitting from increased customer orders as the industry recovers from COVID-19, the continued strength in our Residential Kitchen segment, the benefits of our strategic initiatives in sales and distribution, and the realization of integration benefits from previous acquisitions.

($ in millions)	Metric	Q2 2021E	FY2021E
Current Middleby	Revenue	$808	$3,244
Management Forecast	Adj. EBITDA	$186	$730
Current Consensus	Revenue	$794	$3,167
Estimates	Adj. EBITDA	$174	$704

Source: Middleby Management and Wall Street Research. Current Middleby Management Forecast and Current Consensus Estimates as of 7/5/2021.

In addition to our forecast being ahead of our previously disclosed fiscal year 2021 Revenue and Adj. EBITDA estimates, we also expect to exceed the Welbilt view of our fiscal year 2022 and 2023 projections included in our Definitive Proxy Statement. Such projections called for Revenue and Adj. EBITDA (when excluding stock-based compensation) of $3,187 million and $801 million, respectively, in 2022 and $3,394 million and $906 million in 2023.

All three of our operating segments have posted strong organic growth in Q2 orders when compared to the pre-Covid levels of Q2 2019, as shown in the table below. In addition, we expect our backlog to reach a record level exceeding $1.0 billion at the end of Q2 2021, a strong increase from $705 million at the end of the first quarter of this year and $287 million at the end of Q2 2019. These metrics outpace the overall market and provide significant visibility into projected earnings.

Operating Segment	Q2 2021E Orders Compared to Q2 2019A*
Commercial Foodservice	á30%
Residential Kitchen	á50%
Food Processing	á50%

Total Company	á37%

*	Figures are preliminary estimates as of 7/5/2021.

Middleby Reiterates Conviction Behind Deal with Welbilt

Middleby believes its signed, definitive agreement provides Welbilt shareholders with a superior value proposition. Commentary on the transaction from our equity research analysts has been overwhelmingly positive. In addition, based on our strong performance and improved outlook, they have raised their standalone price targets for Middleby’s stock to an average of $210.44, which implies a value of the merger consideration of $26.09 as summarized in the table below.

Broker	Rating	Middleby Price Target	Implied Welbilt Offer Price based on 0.1240x Fixed Exchange Ratio
BMO	Buy	$250.00	$31.00
Jefferies	Buy	$220.00	$27.28
Seaport Global	Buy	$220.00	$27.28
Baird	Outperform	$214.00	$26.54
CL King	Overweight	$210.00	$26.04
KeyBanc	Overweight	$210.00	$26.04
Citi	Buy	$200.00	$24.80
Barclays	Overweight	$195.00	$24.18
J.P. Morgan	Neutral	$175.00	$21.70

Average		$210.44	$26.09

Source: Wall Street Research as of 7/5/2021.

Our consideration mix allows Welbilt’s shareholders to participate in the future benefits of the combination. Through our ongoing work, we have a high level of confidence in our ability to meet or exceed the $120 million of run-rate cost synergies and Business Transformation Plan savings identified during our process. This synergy opportunity represents an incremental value of more than $3.00 per share to Welbilt shareholders. We are increasingly confident that the combined company will have the ability to better serve its customers and continue to grow at rates higher than the overall market for years to come.

There are a few transaction points that highlight the superior qualities of our offer:

•	Our proposed merger will be tax-free to Welbilt’s shareholders

•	We have almost two and a half months of engagement with regulatory authorities and have made significant progress towards completing the transaction

•	Our transaction has no financing requirement

•	The Definitive Proxy Statement was declared effective on June 11th and the shareholder vote for Middleby and Welbilt is on July 21st, 2021

Advisors

Guggenheim Securities, LLC is serving as financial advisor to Middleby. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

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About Middleby

The Middleby Corporation is a global leader in the foodservice equipment industry. The company develops, manufactures, markets and services a broad line of equipment used in the commercial foodservice, food processing, and residential kitchen equipment industries. The company’s leading equipment brands serving the commercial foodservice industry include Anets®, APW Wyott®, Bakers Pride®, Beech®, BKI®, Blodgett®, Blodgett Combi®, Bloomfield®, Britannia®, Carter-Hoffmann®, Celfrost®, Concordia®, CookTek®, Crown®, CTX®, Desmon®, Deutsche Beverage®, Doyon®, Eswood®, EVO®, Firex®, Follett®, frifri®, Giga®, Globe®, Goldstein®, Holman®, Houno®, IMC®, Induc®, Ink Kegs®, Inline Filling Systems®, Jade®, JoeTap®, Josper®, L2F®, Lang®, Lincat®, MagiKitch’n®, Market Forge®, Marsal®, Meheen®, Middleby Marshall®, MPC®, Nieco®, Nu-Vu®, PerfectFry®, Pitco®, QualServ®, RAM®, Southbend®, Ss Brewtech®, Star®, Starline®, Sveba Dahlen®, Synesso®, Tank®, Taylor®, Thor®, Toastmaster®, TurboChef®, Ultrafryer®, Varimixer®, Wells®, Wild Goose® and Wunder Bar®. The company’s leading equipment brands serving the food processing industry include Alkar®, Armor Inox®, Auto-Bake®, Baker Thermal Solutions®, Burford®, Cozzini®, CV-Tek ®, Danfotech®, Deutsche Process®, Drake®, Glimek®, Hinds-Bock®, Maurer-Atmos®, MP Equipment®, Pacproinc®, RapidPak®, Scanico®, Spooner Vicars®, Stewart Systems®, Thurne® and Ve.Ma.C®. The company’s leading equipment brands serving the residential kitchen industry include AGA®, AGA Cookshop®, Brava®, EVO®, La Cornue®, Leisure Sinks®, Lynx®, Marvel®, Mercury®, Rangemaster®, Rayburn®, Redfyre®, Sedona®, Stanley®, TurboChef®, U-Line® and Viking®.

For more information about The Middleby Corporation and the company brands, please visit www.middleby.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties which could cause Middleby’s actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, risks related to Middleby’s proposed acquisition of Welbilt, including the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or

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government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s filings with the SEC, which include its Annual Report on Form 10-K for the fiscal year ended January 2, 2021, its Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2021 and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transaction with Welbilt. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s Annual Report on Form 10-K and in other filings. The forward-looking statements included in this presentation are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Adjusted EBITDA (the “Non-GAAP Measure”) is a performance measure that provides supplemental information that Middleby believes is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. This Non-GAAP Measure excludes the financial impact of items management does not consider in assessing the ongoing operating performance of Middleby and thereby facilitates review of its operating performance on a period-to-period basis. Other companies may have different capital structures and comparability to the results of operations of Middleby, which may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Middleby believes this Non-GAAP Measure provides helpful information to analysts and investors to facilitate a comparison of its operating performance to that of other companies. The presentation of a Non-GAAP Measure in this press release should not be construed as an inference that future results will be unaffected by unusual or non-recurring items.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Middleby has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-256653) that includes a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. The registration statement was declared effective by the SEC on June 11, 2021, and the joint proxy statement/prospectus was mailed or otherwise disseminated to shareholders of Middleby and Welbilt. Middleby has also filed and plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Middleby through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on Middleby’s website at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at (847) 741-3300.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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